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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

SEC FILE NUMBER
8- 53490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saxony Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Kenrick Plaza
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Griffard (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard E. Griffard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 20, 2011
Commission Number: 7038242

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. as of March 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 30, 2010

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

ASSETS

Cash and cash equivalents	$ 630,499
Receivable from broker/dealers	1,623,137
Notes receivable, net of allowance for doubtful accounts of $144,451	49,526
Furniture, equipment and software, at cost net of $120,147 accumulated depreciation	67,376
Other assets	155,605
TOTAL ASSETS	$ 2,526,143

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 88,889
Commissions payable	1,690,702
Total Liabilities	$ 1,779,591
SHAREHOLDER'S EQUITY	
Common stock	$ 14,081
Additional paid-in capital	553,919
Retained earnings	178,552
Total Shareholder's Equity	$ 746,552
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,526,143

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began during February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Furniture, equipment and software - Depreciation is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2010 the Company's net capital and required net capital were $417,495 and $118,639 respectively. The ratio of aggregate indebtedness to net capital was 426%.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

At March 31, 2010, the Company was required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the statement of financial condition. Effective April 9, 2010, the required deposit with the Clearing Broker/dealer became $150,000. The agreement may be terminated by either party with 90 days prior notification. Additional terms state that if this agreement is terminated prior to July 1, 2010 the Company will be subject to a $50,000 early termination fee.

NOTE 5 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2013. Pursuant to terms of the lease amendment dated June 3, 2009, the Company has two renewal options, each for an additional 3 year period. These options provide for a 3% increase over the prior period's base rent and other provisions. The total expenditure for office space for the year ended March 31, 2010 was $61,413. This amount includes additional charges pursuant to the lease agreement.

Other Operating Leases - The Company has entered several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates from August 2010 through June 2012. In

NOTE 5 - LEASE COMMITMENTS - *(Continued)*

addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements for the year ended March 31, 2010 were 153,364.

Future minimum lease payments for all leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2011	$ 228,790
2012	242,879
2013	53,308
Total	$ 524,977

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7 - CONTINGENCIES

The Company has received customer complaints seeking damages and/or rescissions. All the customer complaints were received in prior years. After investigating each complaint the Company has determined the complaints to be without merit and intends to vigorously defend itself in regards to these matters. The Company's management and its legal counsel are unable to determine the ultimate liability or the likelihood of an unfavorable outcome for any of these actions. None of the complaints have resulted in a formal statement of claim filed in arbitration against the Company.

NOTE 7 - CONTINGENCIES - *(Continued)*

The Company has undergone an examination by the Securities and Exchange Commission (SEC) and certain matters remain unresolved regarding this examination. Although the SEC has not made any direct allegations to Saxony, they could at some point make such allegations and seek fines or other consent orders against the Company. If such allegations do arise, the Company plans to vigorously defend itself against them. At this time, the Company's management and its legal counsel are unable to predict the probable favorable or unfavorable outcome of this examination.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and/or management the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Coastline Financial Corp. Cornerstone Select Advisors, LLC. (CSA) and Patrick Capital Markets, LLC (PCM).

The Company has entered into two promissory note agreements with SFH. The first note, which expires on September 17, 2012, enables SFH to borrow funds not to exceed $50,000. Additional terms of this note state that any amounts borrowed will bear interest at the prime rate as defined. At March 31, 2010, the principal balance of the note was $30,000 and interest earned by the Company was $1,057. The second note expired November 30, 2009 and was paid in full. Interest earned by the Company relating to this note was $1,445.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2010 relating to this agreement were $12,300.

The Company has been reimbursed $296,384 from SCM for commissions, payroll and other expenses the Company has paid on SCM's behalf.

NOTE 8 - RELATED PARTY TRANSACTIONS - *(Continued)*

The Company has paid Coastline Financial Corp. (CFC) $138,605 for expense reimbursements and business development services it has provided the Company. In addition, the Company earned $448 in interest on a $15,000 note receivable with CFC that was paid in full on March 31, 2010.

The Company has incurred expenses to SIA totaling $31,500 for licensing services provided during the year ended March 31, 2010. In addition, the Company has been reimbursed $6,000 from SIA for commissions and payroll expenses the Company has paid on SIA's behalf.

The Company has been reimbursed $14,650 by CSA for payroll and other expenses the Company has paid on CSA's behalf. In addition, the Company has paid CSA $10,107 for expenses CSA incurred on behalf of the Company.

The Company has entered into a promissory note agreement with an officer of the Company with a stated interest rate of 10%. At March 31, 2010, the balance of the note was $13,286 and the interest earned by the Company during the year was $1,563 related to this note.

The Company has been reimbursed $38,000 for salary, payroll and rent expenses the Company has incurred on behalf of PCM during the year and at March 31, 2010 PCM owed the Company $7,764. In addition, PCM was paid $48,040 in commissions for revenue it earned on securities transactions introduced through the Company.

NOTE 9 - COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 47% of the commission revenue earned during the year ended March 31, 2010 as stated on the statement of income.

NOTE 10 - NOTES RECEIVABLE

At March 31, 2010, notes receivable of $49,526 as stated on the statement of financial condition include the principal portion of notes receivable from registered representatives and related parties (as described in Note 8). The notes have various expiration dates and the interest rates range from prime to 14% per annum. During the year, the principal balance of the notes has been reduced by $4,160 in lieu of the registered representatives receiving commissions. In addition, an allowance for doubtful accounts has been created for $144,451.

NOTE 11 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has entered into agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 4). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods. Either party may terminate the agreement at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 4.

NOTE 12 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2010, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.

SAXONY SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Saxony Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Saxony Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Saxony Securities, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Saxony Securities, Inc.'s management is responsible for Saxony Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17a-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 30, 2010

SAXONY SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 31,262
Less Payments Made:		
Date Paid	Amount	
10-29-09	$15,024	
		(15,024)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 16,238
Payment made with Form SIPC 7		$ 16,238

See Accountant's Report

SAXONY SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2010

Total revenue	$ 17,051,599
Additions:	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	3,766,081
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	754,998
Other not related to securities business	17,240
40% of interest earned on customers securities accounts	8,674
Total deductions	$ 4,546,993
SIPC NET OPERATING REVENUES	$ 12,504,606
GENERAL ASSESSMENT @ .0025	$ 31,262